May 14, 2026

Michael Novogratz
Founder, Chief Executive Officer and Director
Galaxy Digital Inc.
300 Vesey Street
New York, New York 10282

        Re: Galaxy Digital Inc.
            Registration Statement on Form S-3
            Filed on May 8, 2026
            File No. 333-295720
Dear Michael Novogratz:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Komul Chaudhry at 202-551-4746 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:    Brittany Ruiz